Mercedes-Benz Auto Lease Trust 2017-A
Investor Report
Collection Period Ended   31-Mar-2018

Amounts in USD

Dates

Collection Period No.	12			
Collection Period (from... to)	1-Mar-2018	31-Mar-2018		
Determination Date	12-Apr-2018			
Record Date	13-Apr-2018			
Payment Date	16-Apr-2018			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Mar-2018	16-Apr-2018	Actual/360 Days	32
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 4/15/201	15-Mar-2018	15-Apr-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	439,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	675,000,000.00	491,080,307.91	441,667,394.69	49,412,913.22	73.204316	0.654322
Class A-2B Notes	225,000,000.00	163,693,435.97	147,222,464.90	16,470,971.07	73.204316	0.654322
Class A-3 Notes	453,000,000.00	453,000,000.00	453,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	175,896,000.00	175,896,000.00	175,896,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,967,896,000.00**	**1,283,669,743.88**	**1,217,785,859.59**	**65,883,884.29**		
Overcollateralization	381,831,719.47	411,202,350.91	411,202,350.91			
Total Securitization Value	**2,349,727,719.47**	**1,694,872,094.79**	**1,628,988,210.50**			
present value of lease payments	858,232,311.95	418,803,401.44	387,264,519.65			
present value of Base Residual Value	1,491,495,407.52	1,276,068,693.35	1,241,723,690.85			

	Amount	Percentage
Initial Overcollateralization Amount	381,831,719.47	16.25%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	411,202,350.91	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	387,705,073.71	16.50%
Current Overcollateralization Amount	411,202,350.91	17.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.150000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.530000%	626,127.39	0.927596	50,039,040.61	74.131912
Class A-2B Notes	1.976600%	287,605.73	1.278248	16,758,576.80	74.482564
Class A-3 Notes	1.790000%	675,725.00	1.491667	675,725.00	1.491667
Class A-4 Notes	2.010000%	294,625.80	1.675000	294,625.80	1.675000
Total		**1,884,083.92**		**$67,767,968.21**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**2,232,241,333.50**	**1,577,385,708.82**	**1,511,501,824.53**

Available 2017-A Collections		Distribution on the Exchange Note	
Lease Payments Received	31,353,220.27	(1) Total Servicing Fee	1,412,393.41
Net Sales Proceeds-early terminations (incl Defaulted Leases)	25,168,538.53	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	18,097,890.43	(2) Exchange Note Interest Distributable Amount (2.02%)	2,655,265.94
Excess wear and tear included in Net Sales Proceeds	118,528.12	(3) Exchange Note Principal Distributable Amount	65,883,884.29
Excess mileage included in Net Sales Proceeds	289,306.89	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	74,619,649.23		
Repurchase Payments	32,660.44		
Advances made by the Servicer	0.00		
Investment Earnings	87,487.07		
		(5) Remaining Funds Payable	4,788,253.10
Total Available Collections	**74,739,796.74**	**Total Distribution**	**74,739,796.74**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	68,539,150.23	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**68,539,150.23**	(2) Interest Distributable Amount Class A Notes	1,884,083.92
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	65,883,884.29
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	771,182.02
		Total Distribution	**68,539,150.23**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,412,393.41	1,412,393.41	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,884,083.92	1,884,083.92	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	626,127.39	626,127.39	0.00
thereof on Class A-2B Notes	287,605.73	287,605.73	0.00
thereof on Class A-3 Notes	675,725.00	675,725.00	0.00
thereof on Class A-4 Notes	294,625.80	294,625.80	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,884,083.92	1,884,083.92	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	65,883,884.29	65,883,884.29	0.00
Principal Distribution Amount	65,883,884.29	65,883,884.29	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,874,319.30
Reserve Fund Amount - Beginning Balance	5,874,319.30
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,009.75
minus Net Investment Earnings	7,009.75
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,874,319.30
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,009.75
Net Investment Earnings on the Exchange Note	
Collection Account	80,477.32
Investment Earnings for the Collection Period	87,487.07

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,349,727,719.47	56,402
Securitization Value beginning of Collection Period	1,694,872,094.79	46,176
Principal portion of lease payments	21,785,258.18	
Terminations- Early	21,588,195.60	
Terminations- Scheduled	15,909,213.27	
Repurchase Payment (excluding interest)	32,660.44	
Gross Losses	6,568,556.80	
Securitization Value end of Collection Period	1,628,988,210.50	44,795
Pool Factor	69.33%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.90%
Weighted Average Remaining Term (months)	23.54	14.29
Weighted Average Seasoning (months)	13.49	22.91
Aggregate Base Residual Value	1,737,055,942.00	1,356,309,390.68
Cumulative Turn-in Ratio		89.44%
Proportion of base prepayment assumption realized life to date		51.04%
Actual lifetime prepayment speed		0.44%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,624,292,246.54	44,689	99.71%
31-60 Days Delinquent	3,112,921.79	69	0.19%
61-90 Days Delinquent	1,053,090.00	26	0.06%
91-120 Days Delinquent	529,952.17	11	0.03%
Total	1,628,988,210.50	44,795	100.00%

Delinquency Trigger	**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.097%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,317,039.62	37	21,165,993.85	535
Liquidation Proceeds	842,048.01		16,986,561.89	
Recoveries	411,534.16		2,826,889.48	
Principal Net Credit Loss / (Gain)	63,457.45		1,352,542.48	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.046%	
Prior Collection Period	0.166 %	
Second Prior Collection Period	0.291 %	
Third Prior Collection Period	0.075 %	
Four Month Average	0.144%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.058%

Average Net Credit Loss / (Gain)   2,528.12

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	42,748,926.05	1,343	380,743,853.35	11,064
Sales Proceeds and Other Payments Received	40,346,513.06		384,639,266.71	
Residual Loss / (Gain)	2,402,412.99		(3,895,413.36)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.735%	
Prior Collection Period	0.707 %	
Second Prior Collection Period	1.012 %	
Third Prior Collection Period	0.777 %	
Four Month Average	1.057%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.166)%

Average Residual Loss / (Gain)   (352.08)